Exhibit 99.1

FLY LEASING LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 18, 2020

NOTICE IS HEREBY given that the Annual General Meeting (the “Meeting”) of Shareholders of Fly Leasing Limited (the “Company”) will be held on June 18, 2020 at 10:00 A.M. (Local Time) at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, for the following purposes, all of which are more completely set forth in the accompanying information statement:

1.	To re-elect Erik G. Braathen as a director of the Company.

2.	To re-elect Joseph M. Donovan as a director of the Company.

3.	To re-elect Eugene McCague as a director of the Company.

4.	To re-elect Susan M. Walton as a director of the Company.

5.	To appoint Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company (the “Board”) to determine their remuneration.

To transact other such business as may properly come before the Meeting or any adjournment thereof.

The financial statements of the Company for the year ended December 31, 2019, together with the report of the Company’s independent auditor in respect of those financial statements, as approved by the Board, will be presented at the Meeting.

By order of the Board

/s/ Joseph M. Donovan
Joseph M. Donovan, Chairman
Fly Leasing Limited

Dated May 21, 2020

Notes:

1.	The Board has fixed the close of business on May 18, 2020 as the record date for the determination of Shareholders entitled to attend and vote at the Meeting or any adjournment thereof.

2.	A form of proxy is enclosed for use in connection with the business set out above.

3.
Each of the resolutions in 1-4 above will be determined in accordance with the Company’s Bye-law 36.3, which provides that the persons nominated for re-election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares, as defined in the Amended and Restated Bye-laws, pursuant to Bye-law 36.5.  The resolution set out in 5 above is an ordinary resolution, approval of which will require the affirmative votes of a majority of the votes cast at the Meeting.

FLY LEASING LIMITED

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON JUNE 18, 2020

I/we
(NAME IN BLOCK CAPITALS)

Of
(ENTITY NAME IF APPLICABLE)

being (a) holder(s) of _______________________________ common shares of Fly Leasing Limited (the “Company”) on the record date of May 18, 2020, hereby appoint Colm Barrington and/or Edel Ferguson to act as my/our proxy at the Annual General Meeting (the “Meeting”) of the Company to be held on June 18, 2020, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate below the number of votes cast in accordance with the instructions of the holders of American Depositary Receipts representing the common shares of the Company.  Should this card be returned duly signed, but without specific direction, the proxy will vote or abstain at his direction.

Resolutions	For	Against	Abstain
1. To re-elect Erik G. Braathen as a director of the Company.
2. To re-elect Joseph M. Donovan as a director of the Company.
3. To re-elect Eugene McCague as a director of the Company.
4. To re-elect Susan M. Walton as a director of the Company.
5. To appoint Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board of Directors of the Company to determine their remuneration.

Date:

Signature:

This proxy should be completed and sent to the following addresses by not later than 48 hours before the time for holding the Meeting.

Colm Barrington Fly Leasing Limited West Pier Business Campus Dun Laoghaire County Dublin A96 N6T7, Ireland Fax: +353-1-231-1901 Email: agm@flyleasing.com	With a copy to: Eugine Jung BBAM US LP 50 California Street, 14th Floor San Francisco, CA 94111, USA Fax: 415-618-3337 Email: agm@flyleasing.com

INFORMATION CONCERNING SOLICITATION AND VOTING FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF FLY LEASING LIMITED TO BE HELD ON JUNE 18, 2020

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2019 will be presented at the Meeting. These statements have been approved by the Board. There is no requirement under Bermuda law that such statements be approved by Shareholders, and no such approval is sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2019 have been provided to Shareholders by inclusion of the Company’s Annual Report on Form 20-F with this Notice of Annual General Meeting. The Company’s Annual Report on Form 20-F is also available on the Company’s website at www.flyleasing.com.

COMPANY PROPOSALS
PROPOSALS 1, 2, 3 and 4 — ELECTION OF DIRECTORS

The Board has determined that it shall be comprised of seven directors.  The Amended and Restated Bye-laws provide that four of the directors shall be elected by the holders of the common shares and three will be appointed by the holders of the Manager Shares.  The Board has nominated the four persons listed below for re-election by the holders of the common shares as directors of the Company. All nominees are presently members of the Board. As provided in the Company’s Amended and Restated Bye-laws, each director elected by the holders of the common shares is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected or appointed or their office is otherwise vacated.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company to be elected by the holders of the common shares is set forth below:

Name	Age	Position
Erik G. Braathen	64	Director, Chairman of the Compensation Committee, member of the Audit Committee and Nominating and Corporate Governance Committee

Joseph M. Donovan	65	Chairman of the Board of Directors, Chairman of the Audit Committee

Eugene McCague	61	Director, Member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee

Susan M. Walton	60	Director, Chairman of the Nominating and Corporate Governance Committee, member of the Compensation Committee

Erik G. Braathen has been a member of our board of directors since June 2007. Mr. Braathen has been the chief executive of Ojada AS, a privately owned investment company, since 1999. Prior to joining Ojada AS, Mr. Braathen was the chief executive officer of Braathens ASA where he gained extensive experience in the airline industry from 1986 to 1999. Mr. Braathen is a member of the boards of directors of Northsea PSV AS and Cenzia AS. Mr. Braathen is Chairman of the Board of Directors of Holmen Fondsforvaltning, Sayonara AS, Ojada AS, Okana AS and Onida AS. Mr. Braathen has a Master of International Management from AGSIM, Phoenix Arizona, and a Bachelor of Arts & Economics from the University of Washington, Seattle, Washington.

Joseph M. Donovan was appointed Chairman in April 2010 and has been a member of our board of directors since June 2007. Prior to his retirement in January 2007, Mr. Donovan was chairman of Credit Suisse’s Asset-Backed Securities and Debt Financing Group, which he led for nearly seven years. Prior thereto, Mr. Donovan was a managing director and head of Asset Finance at Prudential Securities (1998-2000) and Smith Barney (1995-1997). Mr. Donovan began his banking career at The First Boston Corporation in 1983, ultimately becoming a managing director at CS First Boston, where he served as Chief Operating Officer of the Investment Banking Department from 1992 to 1995. Mr. Donovan is a director of STORE Capital Corporation. Mr. Donovan received his MBA from The Wharton School of the University of Pennsylvania and has a degree in Accountancy from the University of Notre Dame.

Eugene McCague has been a member of our board of directors since November 2014. Mr. McCague was a partner of Arthur Cox, a leading Irish law firm, from 1988 to his retirement from the firm in June 2017. He served as managing partner of Arthur Cox from 1999 to 2003, and as its chairman from 2006 to 2013. Mr. McCague is the chair of the Governing Authority of University College, Dublin and has served on the boards of a number of not-for-profit organizations, and as President of the Dublin Chamber of Commerce. Mr. McCague is a non-executive director of ICON plc. Mr. McCague holds a Bachelor of Civil Law degree and a Diploma in European Law from University College, Dublin.

Susan M. Walton has been a member of our board of directors since June 2007. Ms. Walton is currently a Director and Company Secretary of the Pestalozzi International Foundation, a charity registered in England and Director of Pestalozzi Enterprises Limited. Until September 2010, Ms. Walton was a Sub-Regional Director of the environmental charity Groundwork London. Prior thereto, Ms. Walton was the Chief Executive of Hampshire & Isle of Wight Wildlife Trust (“HWT”), a leading wildlife conservation charity in England, where she was responsible for biodiversity projects in two counties and developing partnerships with key stakeholder groups. Prior to joining HWT in 2006, she served as General Manager — Structured Finance and Export Credit, for Rolls-Royce Capital Limited for nine years. Ms. Walton was also a Principal at Babcock & Brown from 1989 to 1997 where she was responsible for producing and implementing Babcock & Brown’s annual European Aerospace marketing plan. Ms. Walton is a trustee for the Sussex East Area Meeting of Quakers, a trustee of Raystede Animal Sanctuary and a member of the Finance Committee of the East Sussex College Group. Ms. Walton holds a degree in Environmental Conservation from Birkbeck College, University of London.

PROPOSAL 5 — APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Company will ask Shareholders to approve the appointment of Deloitte & Touche LLP as the Company’s independent auditors and to authorize the Board to determine the auditors’ remuneration.

All services rendered by the independent auditors are subject to pre-approval and review by the Company’s Audit Committee.

OTHER BUSINESS

The Company’s management knows of no business that will be presented for consideration at the Meeting other than that stated in this Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

/s/ Joseph M. Donovan
Joseph M. Donovan, Chairman
Fly Leasing Limited

Dated: May 21, 2020